Exhibit 99.1

Brussels, March 29, 2007

Dear Madam, Dear Sir,

The Board of Directors of Delhaize Group SA (the “Company”) kindly invites you to attend the extraordinary general meeting of shareholders of our Company that will be held on April 27, 2007, at 3:00 p.m. C.E.T. at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium (an access map is enclosed hereto). The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive by 2.45 p.m. (C.E.T.) in order to timely complete the registration formalities.

Shareholders representing at least 50% of the share capital of the Company must attend the extraordinary general meeting on April 27, 2007 to allow the shareholders to consider and vote upon items 1.2, 2, 3.1, 3.2 and 4 set forth below. If this quorum requirement is not satisfied on April 27, 2007, you will receive a notice to attend an ordinary and extraordinary general meeting of shareholders to be held on May 24, 2007 at 3.00 p.m. C.E.T. at the same location, during which the agenda items will be re-proposed along with ordinary general meeting agenda items, without a quorum requirement.

AGENDA

1.	Powers of the Board of Directors with respect to the authorized capital

1.1.	Special report of the Board of Directors regarding the renewal of authorized capital.

1.2.	Amendment of article 9 A., 1st indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of article 9 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital in one or several times up to the amount of forty-eight million three hundred ninety-four thousand four hundred eighty-five Euros (Euros 48,394,485) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian Official Gazette.”

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

2.	Powers of the Board of Directors with respect to acquisition of shares of the Company

Amendment of article 10, 4th indent of the articles of association.

Proposed resolution: Proposal to replace the fourth indent of article 10 of the articles of association with the following text:

“In addition, on April 27, 2007, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 27, 2007 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

3.	Dematerialization of securities

3.1.	Amendment of article 12 of the articles of association.

Proposed resolution: Proposal to replace the article 12 of the articles of association with the following text:

“Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.

Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008.

Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities issued on or prior to December 23, 2005 that shall not have been deposited in a securities account by December 31, 2013 shall be automatically converted to dematerialized form as of January 1, 2014. Bearer securities issued after December 23, 2005 that shall not have been deposited in a securities account by December 31, 2012 shall be automatically converted to dematerialized form as of January 1, 2013.”

3.2.	Amendment of article 32 of the articles of association.

Proposed resolution: Proposal to insert as second indent of article 32 of the articles of association as follows:

“Holders of dematerialized securities must provide notice of their intent to exercise their rights at the meeting to one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice and pursuant to the modalities set forth in such notice, no later than four business days prior to such meeting. Within the same timeframe, one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice will communicate to the company a certificate which certifies the blocking of the shares until, and including, the date of the shareholders meeting. ”

4. Vote in writing

Addition of one indent to article 37 of the articles of association.

Proposed resolution: Proposal to add the following indent after the fourth indent of article 37 of the articles of association:

“Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.”

5.	Powers

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

ATTENDANCE FORMALITIES

Pursuant to Articles 32 and 33 of the articles of association, holders of securities must comply with the following formalities in order to attend the extraordinary general meeting on April 27, 2007:

(i)	Holders of registered shares must return to the Board of Directors of the Company (c/o Mrs Jacqueline Heggermont (tel: +32 2 412 21 25), Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium) by April 23, 2007 (close of business CET) the signed original of the attendance form evidencing their intent to attend the meeting. Enclosed, you will find the attendance form.

(ii)	Holders of bearer shares must deposit their shares by April 23, 2007 (close of business CET) either at the registered office of the Company (Delhaize Group SA, Rue Osseghemstraat 53, 1080 Brussels, Belgium) or with a branch of ING Belgium. On April 23, 2007 at the latest, ING Belgium will certify to the Company that bearer shares deposited with it will remain blocked through and including the date of the extraordinary general meeting.

(iii)	Holders of securities are permitted to be represented by proxy holders at the extraordinary general meeting. Enclosed, you will find the proxy in the form approved by the company and which must be used to be represented at the extraordinary general meeting. Holders of bearer securities must return their signed original proxies by April 23, 2007 (close of business CET) either to the Company (at the above address) or to a branch of ING Belgium. Holders of registered securities must return their signed original proxies to the Company (at the above address) by that date at the latest. In each case, proxies may also be sent by fax to +32 2 412 21 29 by April 23, 2007 (close of business CET), provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

(iv)	Holders of convertible bonds or warrants issued by the Company may attend the meeting in an advisory capacity with respect to such bonds or warrants as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity, and representatives of legal entities must hand over documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

Enclosed, you will find an information statement providing additional information on the items of the agenda, the special report of the Board of Directors with respect to the authorized capital and a comparison of the current version of the articles of association with the amended version as proposed to the meeting.

Yours sincerely,

Georges Jacobs

Chairman of the Board of Directors

P.S.:	If you wish to attend the extraordinary general meeting, please return the enclosed attendance form (pink document) duly completed.

Enclosures:

1.	Access plan to the Corporate Support Office of Delhaize Group.

2.	Attendance form (pink document).

3.	Proxy in the form approved by the Company.

4.	Information statement providing additional information on the agenda items.

5.	Special report of the Board of Directors with respect to the authorized capital.

6.	Comparison of the current version of the articles of association with the amended version as proposed to the extraordinary general meeting.

Annex 1 to

Exhibit 99.1

Access Map

Corporate Support Office – Delhaize Group

Square Marie Curie 40

1070 Brussels (Anderlecht)

By car:

•	On the Brussels Ring, take exit 15a (Lennik—Erasmus)

•	Turn left at the first roundabout

•	Continue at the next roundabout, turn right at the following one (Drève Olympique)

•	At the traffic lights, turn left

•	Pass under the motorway on the Boulevard Maurice Carême.

•	You will see the Erasmus Office Park at your right

•	Delhaize Group’s offices are located in the second building (clockwise)

By metro:

•	Stop at Eddy Merckx metro station (line 1B)

•	Follow the Lennikse Baan in the direction of the motorway

•	Under the motorway, Lennikse Baan will become Boulevard Maurice Carême

•	You will see the Erasmus Office Park at your right

•	Delhaize Group’s offices are located in the fourth building (counterclockwise)

Annex 2 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity) :

holder of                  registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045,

hereby notify his/her/its intent to attend the extraordinary general meeting of Delhaize Group that will take place on Friday April 27, 2007 at 3:00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:

Name:

Date:

Annex 3 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of                  shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghemstraat 53, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by (*) (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned,

hereby grants special powers to

in order to be represented at the extraordinary general meeting of Delhaize Group that will take place on April 27, 2007 at 3.00 p.m. C.E.T at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium, and vote on his/her/its behalf in accordance with the following instructions:

(*)	This information must be provided, except where the represented shareholder is an individual who executes this proxy him/herself.

VOTING INSTRUCTION: (**)

1) item 1.1 of the agenda does not require a vote	2) vote on proposed resolution 1.2 - vote in favor ( ) - vote against ( ) - abstain ( )

3) vote on proposed resolution 2 - vote in favor ( ) - vote against ( ) - abstain ( )	4) vote on proposed resolution 3.1 - vote in favor ( ) - vote against ( ) - abstain ( )

5) vote on proposed resolution 3.2 - vote in favor ( ) - vote against ( ) - abstain ( )	6) vote on proposed resolution 4 - vote in favor ( ) - vote against ( ) - abstain ( )

7) vote on proposed resolution 5 - vote in favor ( ) - vote against ( ) - abstain ( )

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

In addition, the proxy holder will be entitled to:

(i)	participate in all discussions at the general meeting and vote, amend or reject any proposed resolution of the agenda on behalf of the undersigned; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Holders of bearer shares must return their signed original proxies by April 23, 2007 (close of business CET) either to Delhaize Group (c/o Jacqueline Heggermont, Delhaize Group, rue Osseghemstraat 53, 1080 Brussels, Belgium) or to a branch of ING Belgium. Holders of registered shares must return their signed original proxies to Delhaize Group (at the address mentioned above) by that date at the latest (close of business CET). In each case, proxies may also be sent by fax to +32 2 412 21 29 by April 23, 2007 (close of business CET), provided that the signed original of such proxies be handed over to Delhaize Group at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in Delhaize Group not acknowledging the powers of the proxy holder.

Signature:

Name:

Capacity:

Date:

(**)	Please mark your selection

Annex 4 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, March 29, 2007

To the shareholders of Delhaize Group SA (the “Company”):

This letter provides information concerning the agenda of the extraordinary general meeting of shareholders to be held on Friday, April 27, 2007, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

At the extraordinary general meeting, provided that a quorum of at least fifty percent of the Company’s share capital is present or represented at the meeting, the Company’s shareholders will consider and vote on amendments to the articles of association concerning (i) the power of the Board of Directors of the Company (the “Board”) to increase the share capital of the Company, (ii) the power of the Board to have the Company repurchase its own shares, (iii) the progressive conversion of Delhaize Group ordinary shares in bearer form to a dematerialized form and (iv) voting in writing at shareholder meetings, all as further detailed in this information statement. A comparison of the current language and the revised language of the articles of association is available on the Internet at the Company’s website (www.delhaizegroup.com).

If this quorum requirement is not satisfied on April 27, 2007, the agenda items will be reproposed along with ordinary general meeting agenda items at a combined ordinary and extraordinary general meeting of shareholders to be held on May 24, 2007 at 3:00 pm, local time, at the same location, without a quorum requirement. Please note that the Company intends to hold this second extraordinary general meeting along with its ordinary general meeting.

You can validly express the vote attached to your shares at the April 27, 2007 meeting by following the procedures specified in the notice of the extraordinary general meeting, which has been published in the press and can be downloaded from our web site at www.delhaizegroup.com. A printed version of the notice can be ordered from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department.

Pierre-Olivier Beckers

President and Chief Executive Officer

Item (1)

Amendment to Article 9 A., 1st indent of

Delhaize Group’s articles of association

The Board is authorized under Article 9 A. of the Company’s articles of association for a period of five years expiring on June 14, 2007 to increase the share capital of the Company in one or several times up to Forty-Six Million One Hundred Ninety-Six Thousand Three Hundred Fifty-Two euros (EUR 46,196,352). The Board used such authorization mainly to issue convertible bonds for additional equity financing and to issue subscription rights as incentive to managers and officers of the Company or its subsidiaries.

The circumstances in which the Board may decide to increase the share capital of the Company are assessed by the directors in the best corporate interests of the Company.

In case of a share capital increase, the Board is authorized to limit or revoke, in the interest of the Company, the preferential rights provided by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the Company or its subsidiaries.

The Special Report of the Board on the renewal of its powers with respect to the authorized capital prepared pursuant to Article 604 of the Belgian Company Code is available at the Company’s website (www.delhaizegroup.com).

The Board proposes and recommends that the shareholders approve an amendment to Article 9 A., first indent of the Company’s articles of association, which grants authority to the Board to increase the share capital of the Company up to the amount of Forty-Eight Million Three Hundred Ninety-Four Thousand Four Hundred Eighty-Five euros (EUR 48,394,485), for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

Item (2)

Amendment to Article 10, 4th indent of

Delhaize Group’s articles of association

The Board is authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 24, 2007, to purchase, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (Euro 1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

The Board proposes and recommends that the shareholders approve an amendment to Article 10, fourth indent of the Company’s articles of association, which grants authority to the Board to purchase, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than one Euro (Euro 1) and no greater than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

Item (3)

Amendments to Article 12 and article 32 of Delhaize Group’s articles of association

Article 12 of the Company’s articles of association currently provides that securities are in bearer or registered form. The Belgian law dated 23 December 2005 on the abolition of bearer securities however requires that Belgian companies that have securities listed on a regulated market, such as the Company, amend their articles of association before December 31, 2007 in order to provide for (i) the possibility of issuing dematerialized securities and (ii) the progressive automatic conversion of bearer securities into dematerialized securities. Under Belgian law, bearer securities (titres au porteur / effecten aan toonder) are securities represented by a certificate which entitle its holder to exercise all rights attached to the security merely by holding it. Dematerialized securities (titres dématérialisés / gedematerialiseerde effecten) are securities represented by entries, under the name of their holders, in the book of a depositary institution.

The Board therefore proposes and recommends that the shareholders approve an amendment to Article 12 of the Company’s articles of association which provides for (i) the possibility of having securities in bearer, registered or dematerialized form, (ii) the automatic conversion of bearer securities deposited in a securities account as of January 1, 2008 to dematerialized securities as from that date, (iii) the automatic conversion to dematerialized securities of bearer securities deposited in a securities account after January 1, 2008 at the date of such deposit, (iv) for bearer securities issued on or prior to December 23, 2005 that have not been deposited in a securities account by December 31, 2013 to be automatically converted, their automatic conversion to dematerialized securities as of January 1, 2014, and (v) for bearer securities issued after December 23, 2005 that have not been deposited in a securities account by December 31, 2012 to be automatically converted to dematerialized securities as of January 1, 2013.

In addition, the Board proposes and recommends that the shareholders approve the insertion, after the first indent of Article 32 of the Company’s articles of association, of an indent which provides for the notification procedure applicable to holders of dematerialized securities in order to exercise their rights at the general meeting of shareholders.

Item (4)

Adoption of

Article 37, 5th indent of Delhaize Group’s articles of association

The Board proposes and recommends that the shareholders approve the addition of a fifth indent to Article 37 of the Company’s articles of association which provide for the possibility for any shareholder to vote in writing at any general meeting of shareholders using a form to be provided by the Company.

Item (5)

Power to Implement the Proposals

The Board proposes and recommends that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

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Annex 5 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the articles of association (translated)

with the amended version as proposed to the extraordinary general meeting that will be held on April 27, 2007

ARTICLE NINE – AUTHORIZED CAPITAL

Current version of article 9 of the articles of association:

A. The board of directors is authorized to increase the share capital in one or several times up to forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (Euros 46,196,352,-) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Appendix of the Official Gazette.

If the proposal is approved, article 9 of the articles of association will read as follows:

A. The board of directors is authorized to increase the share capital in one or several times up to the amount of forty-eight million three hundred ninety-four thousand four hundred eighty-five Euros (Euros 48,394,485) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian Official Gazette.

This authorization is renewable according to the terms provided for by law.	This authorization is renewable according to the terms provided for by law.

The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.

The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.

The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights—whether or not attached to other securities—which may cause the creation of new shares in compliance with the legal provisions in force.

The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights - whether or not attached to other securities - which may cause the creation of new shares in compliance with the legal provisions in force.

In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.

In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.

To the extent permitted by law, the board of directors is also authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is expressly authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons. Such special authorization is granted to the board of directors for a period of three years as from the date of the extraordinary shareholders meeting of May 26, 2005. It may be renewed under the terms and conditions provided for by law.

To the extent permitted by law, the board of directors is also authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is expressly authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons. Such special authorization is granted to the board of directors for a period of three years as from the date of the extraordinary shareholders meeting of May 26, 2005. It may be renewed under the terms and conditions provided for by law.

B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.	B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.
ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of article 10 of the articles of association:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

If the proposal is approved, article 10 of the articles of association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

In addition, on May 24, 2006, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 24, 2006 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

In addition, on April 27, 2007, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 27, 2007 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

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ARTICLE TWELVE – NATURE OF THE SECURITIES

Current version of article 12 of the articles of association:

Securities are in bearer form, unless otherwise provided for by law. Bearer shares bear the signature of two directors at least; stamps may replace those signatures.

If the proposal is approved, article 12 of the articles of association will read as follows:

Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.

They may be converted into registered securities at the request and expense of their holder.	Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008.

Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities issued on or prior to December 23, 2005 that shall not have been deposited in a securities account by December 31, 2013 shall be automatically converted to dematerialized form as of January 1, 2014. Bearer securities issued after December 23, 2005 that shall not have been deposited in a securities account by December 31, 2012 shall be automatically converted to dematerialized form as of January 1, 2013.

ARTICLE THIRTY-TWO – ATTENDANCE NOTICE AND DEPOSIT OF SECURITIES

Current version of article 32 of the articles of association:

In order to be admitted to shareholders meeting, holders of registered securities must notify their intent to exercise their rights at the meeting to the board of directors no later than four business days prior to such meeting.

If the proposal is approved, article 32 of the articles of association will read as follows:

In order to be admitted to shareholders meeting, holders of registered securities must notify their intent to exercise their rights at the meeting to the board of directors no later than four business days prior to such meeting.

Holders of dematerialized securities must provide notice of their intent to exercise their rights at the meeting to one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice and pursuant to the modalities set forth in such notice, no later than four business days prior to such meeting. Within the same timeframe, one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice will communicate to the company a certificate which certifies the blocking of the shares until, and including, the date of the shareholders meeting.

Holders of bearer securities must deposit their securities at the registered offices of the company within the same timeframe. Unless the body convening the shareholders meeting decides otherwise and indicates so in the notice, the deposit of securities at the registered offices may be replaced by the communication to the company, within the same timeframe, of a certificate of one of the financial institutions indicated in the notice, which certifies the

Holders of bearer securities must deposit their securities at the registered offices of the company within the same timeframe. Unless the body convening the shareholders meeting decides otherwise and indicates so in the notice, the deposit of securities at the registered offices may be replaced by the communication to the company, within the same timeframe, of a certificate of one of the financial institutions indicated in the notice, which certifies the

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blocking of the shares until, and including, the date of the shareholders meeting.	blocking of the shares until, and including, the date of the shareholders meeting.
The holders of bonds may attend the meeting with consultative vote if they have deposited their securities in accordance with this article.	The holders of bonds may attend the meeting with consultative vote if they have deposited their securities in accordance with this article.
ARTICLE THIRTY-SEVEN – VOTES

Current version of article 37 of the articles of association: The meeting may not vote on items that were not mentioned on the agenda.	If the proposal is approved, article 37 of the articles of association will read as follows: The meeting may not vote on items that were not mentioned on the agenda.

Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.	Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.

With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.

With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.

Votes are expressed by raising hands or by calling names, unless otherwise decided by the majority of the shareholders.	Votes are expressed by raising hands or by calling names, unless otherwise decided by the majority of the shareholders.

Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.

An attendance list, that indicates the name of each shareholder and the number of securities it owns, is signed by each shareholder or its proxy holder before the meeting starts.	An attendance list, that indicates the name of each shareholder and the number of securities it owns, is signed by each shareholder or its proxy holder before the meeting starts.

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Annex 6 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SPECIAL REPORT OF THE BOARD OF DIRECTORS PREPARED PURSUANT TO ARTICLE 604 OF THE BELGIAN COMPANY CODE FOR THE RENEWAL OF THE AUTHORIZED CAPITAL

The Board of Directors (the “Board”) of Delhaize Group SA (the “Company”) proposes to the upcoming extraordinary shareholders meeting of the Company to renew the authorization granted to the Board to increase the share capital of the Company in accordance with Article 603 of the Company Code. The Board has prepared this special report pursuant to Article 604 of the Company Code.

1.	Description of the outstanding authorization to increase the capital by resolution of the Board

The first indent of Article 9.A of the Company’s articles of association currently authorizes the Board to increase the share capital of the Company from time to time up to a maximum aggregate amount of EUR 46,196,352. This authorization was granted by the shareholders in May 2002 and will expire in June 2007.

The latest annual report of the Company provides a description of the transactions carried out by the Board until December 31, 2006 pursuant to the above authorization. In addition to such transactions, it is contemplated that the Board will approve in May 2007 an issuance of subscription rights under the above authorization for the purpose of the Delhaize Group 2002 Stock Incentive Plan, which may result in the subscription of a maximum of 1,750,000 new shares of the Company.

2.	Purposes of the new authorization to increase the capital by resolution of the Board

The Board proposes to the shareholders to renew the authorization granted to the Board to increase the share capital, on the same terms and conditions as those applying to the current authorization. This will require an amendment to the first indent of Article 9.A of the Company’s articles of association so as to authorize the Board to increase the share capital of the Company from time to time for a period of five years, up to a maximum aggregate amount equal to the current share capital of the Company (EUR 48,394,485.00).

Pursuant to other provisions of Article 9 of the Company’s articles of association, in any instance where the Board decides to increase the share capital of the Company for a contribution in cash, or to issue convertible bonds or subscription rights, it is entitled to limit or revoke the preferential subscription rights of shareholders, including those rights in favor of specific persons (whether or not employees of the Company or its subsidiaries).

The circumstances in which the Board may decide to increase the share capital of the Company will be assessed by the Board, based upon its consideration as to what is in the best corporate interests of the Company. If deemed appropriate by the Board, the authorized capital could allow the Company, inter alia:

•	To issue shares, convertible bonds or subscription rights in situations where there is a need for additional equity financing, whether or not to the benefit of specific persons;

•	To offer shares or other equity-linked instruments as compensation in acquisition or merger transactions or in other corporate transactions;

•	To remunerate the shareholders by way of a distribution in kind;

•	To issue subscription rights to managers and officers of the Company or its subsidiaries; or

•	To increase the share capital by incorporation of reserves or issuance premium.

Any capital increase decided by the Board will be subject to legal restrictions, including those set out in Article 606 of the Company Code which prevents the Board from issuing shares below the accounting par value of the existing shares of the Company or against a contribution in kind by a person holding more than 10% of the shares of the Company.

*

This Special Report has been approved by the Board on March 14, 2007.